August 26, 2024

Werner Cautreels
Chief Executive Officer
Traws Pharma, Inc.
12 Penns Trail
Newtown, PA 18940

       Re: Traws Pharma, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed June 27, 2024
           File No. 001-36020
Dear Werner Cautreels:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:   Joanne R. Soslow